Form 51-102F3

Material Change Report

Item 1 Name and Address of Company

Lithium Argentina AG ("Lithium Argentina" or the "Company")
310 - 900 West Hastings Street
Vancouver, BC, V6C 1E5

Item 2 Date of Material Change

March 20, 2026

Item 3 News Release

A news release with respect to the contents of this report was issued on March 23, 2026, and was disseminated through the facilities of recognized newswire services. A copy of the new release was filed on SEDAR+.

Item 4 Summary of Material Change

On March 20, 2026, the Company and GFL International Co., Limited (the "Lender"), a subsidiary of Ganfeng Lithium Group Co. Ltd. ("Ganfeng"), entered into a loan agreement (the "Loan Agreement") pursuant to which the Lender agreed to lend to the Company up to US$130 million on the terms and conditions set out in the Loan Agreement and subject to the satisfaction of the conditions precedent contained therein.

Item 5

Item 5.1 Full Description of Material Change

The Company and the Lender entered into the Loan Agreement on March 20, 2026. Pursuant to the Loan Agreement, Lithium Argentina is entitled to draw down from the Lender up to $130 million, which loan will have a six-year term from the date of the Initial Advance, provided that such date cannot be later than December 31, 2032 and bear interest at SOFR plus 2.5%.

The Loan Agreement was provided by the Lender furtherance of its obligations to the Company under a Framework Agreement between the Company and Ganfeng dated August 12, 2025  (the "Framework Agreement"), pursuant to which the parties agreed to establish a new joint venture consolidating Ganfeng's solely owned Pozuelos-Pastos Grandes project with Lithium Argentina's Pastos Grandes project (85% owned) and the Sal de la Puna project (65% owned), (collectively, "PPG"). Upon closing and formation of the joint venture, Ganfeng will hold 67% and Lithium Argentina 33% of PPG, with ownership based on resources, capital contributions and technology inputs.

Pursuant to the Loan Agreement, Lithium Argentina has agreed to allocate up to 50% of its offtake from the initial development phase of PPG - capped at 6,000 tpa of LCE - to the Lender at market prices, and, in the interim period pending commencement of production at PPG, to sell to Ganfeng up to 6,000 tpa of LCE from its currently unallocated entitlement under the Cauchari-Olaroz Project that is jointly owned by the parties. Under the Loan Agreement, Lithium Argentina has agreed to  to pay to the Lender certain cash distributions from Minera Exar S.A. against the outstanding balance and accrued interest owing under the Loan Agreement.  The initial advance under the Loan Agreement is subject to satisfaction of certain conditions, including that the Company having secured sufficient additional capital or access to capital to satisfy its payment obligations under convertible notes due in January 2027.

The amount owing under the Loan Agreement is prepayable without penalties and will be secured by the Company's equity interest in PPG, which may be released and/or subordinated to new corporate debt financings.

Item 5.2 Disclosure of Restructuring Transactions

 Not applicable.

Item 6 Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

The name and business number of the executive officer of the Company who is knowledgeable of the material change and this report is:

Dan Cherniak
Vice President, Legal and Corporate Secretary
Lithium Argentina AG
310 - 900 West Hastings Street
Vancouver, BC V6C 1E5
778-653-1448
legal@lithium-argentina.com

Item 9 Date of Report

March 23, 2026